August 9, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Angie Kim, Staff Examiner

RE:  HIDDEN LADDER, INC.
     AMENDMENT NO. 5 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 25, 2010
     FILE NO. 333-165685

Mr. Owings/Ms. Kim:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Hidden Ladder, Inc. (the "Company") dated June 22, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please update your financial statements and related financial information throughout your filing. Please see rule 8-08 of Regulation S-X.

RESPONSE:

We concur with the Staff and have the financial information in the registration statement to be in compliance with Rule 8-08 of Regulation S-X.

STAFF COMMENT 2:

We note your response to comment three in our letter dated July 9, 2010 and the related revisions in your filing stating that the $25,000 raised from this offering "will be allocated 1/3 toward product development, 1/3 toward marketing, and the remaining toward manufacturing." We further note statements throughout your filing that none of the offering proceeds will be used toward product development or manufacturing and that the proceeds from this offering will be used to complete your business and marketing plan. Please clarify or revise. Should the proceeds raised from this offering be allocated toward the product development and manufacturing component of your business plan, please clearly and consistently state so.

RESPONSE:

We concur with the Staff and have updated the use of proceeds section to clearly state the proceeds from this offering will be used only to complete the business and marketing plan. None of the proceeds will be used for product development or manufacturing.

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STAFF COMMENT 3:

We note your response to comment four in our letter dated July 9, 2010 and the related revisions in your filing. Please re-include the language in this section that your auditor's have questioned your ability to continue as a going concern as we believe it is important for readers to be reminded of this fact or tell us why you believe this disclosure is unnecessary.

RESPONSE:

We concur with the Staff and have added the going concern disclosure.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-409-0453.

Sincerely,

/s/ David Johnson

David Johnson
Chief Executive Officer

Enclosure

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